United States securities and exchange commission logo





                             October 25, 2022

       Scott W. Absher
       Chief Executive Officer
       ShiftPixy, Inc.
       501 Brickell Key Drive, Suite 300
       Miami, FL 33131

                                                        Re: ShiftPixy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 5,
2022
                                                            File No. 333-267751

       Dear Scott W. Absher:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 filed October 5, 2022

       Risk Factors
       "If we are deemed to be an investment company under the Investment Company Act of 1940, we may be required . . . ", page 9

   1. We note your disclosure that you "believe that [you] exceeded the 40% Threshold on
                                                        October 19, 2021 in
connection with the pricing of IHC   s IPO," as well as your disclosure
                                                        that, "[t]o comply with
Rule 3a-2, [you] intend to sell the Founder Shares or dividend the
                                                        Founder Shares to
[y]our shareholders by October 19, 2022, the end of the one-year period afforded by the
safe harbor for transient investment companies under Rule 3a-2."
                                                        Yet you also state that
you will conduct a special distribution of shares of common stock as soon as practicable
following the completion of the initial business combination, which has not yet happened.
Considering the October 19, 2022 deadline has lapsed and the
 Scott W. Absher
ShiftPixy, Inc.
October 25, 2022
Page 2
         initial business combination has yet to take place, revise to explain how you believe you are in compliance with the 1940 Act.
General

2. We note your press release dated September 7, 2022 stating your intention to dual list your shares on Upstream. Clarify the securities you intend to list. In this regard, we note that the Upstream web-site seems to currently allow investors to invest in you via a current follow-on offering for "tokenized equity" with an offering size of $10,000,000.
         Explain what constitutes "tokenized equity" and tell us whether this offering is currently underway. Further, confirm that the offering is unavailable to U.S. investors, as the web-
         site suggests.
3. We also note that your press release dated September 8, 2022 announces your plan to spin-off ShiftPixy Labs and dividend certain digital securities to ShiftPixy shareholders, using a record date of September 8, 2022. You also announce an intent to publicly list
         ShiftPixy Labs, Inc. via an initial public offering on both NASDAQ and Upstream during
         October 2022. Please provide us with a materially complete description of the digital securities and whether you plan to register such securities in connection with such contemplated spin-off. Clarify, if true, that the spin-off and initial public offering of
         ShiftPixy Labs are intended to be separate events, considering they appear to involve different securities, and update your timing expectations.
4. We note that your website indicates that you "are super-charging the digital dining experience through . . . NFT avatars" and that the ShiftPixy Labs business model includes
       "NFT Creator Collections." In connection therewith, please provide us with a materially complete description of the NFTs and clarify who has created or will create them, as
FirstName LastNameScott W. Absher
       applicable. Please also provide us with your legal analysis that such digital assets are not
Comapany   NameShiftPixy,
       securities            Inc. you are not facilitating, or causing you to
engage in, transactions
                  and, therefore,
Octoberin25,
          unregistered
             2022 Pagesecurities.
                         2
FirstName LastName
 Scott W. Absher
FirstName   LastNameScott W. Absher
ShiftPixy, Inc.
Comapany
October 25,NameShiftPixy,
             2022         Inc.
October
Page  3 25, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 if
you have any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jeff Cahlon